SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTHERN HEMISPHERE’S LARGEST WIRELESS GROUP ANNOUNCES FOURTH QUARTER 2003 CONSOLIDATED EARNINGS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

INVESTOR RELATIONS OFFICER:	FERNANDO ABELLA GARCIA

Rio de Janeiro, Brasil – February 16th, 2004 – Tele Sudeste Celular Participações S.A. (“TSD”), (BOVESPA: TSEP3 (ON); TSEP4 (PN); NYSE: TSD), discloses its consolidated results for the fourth quarter 2003 (4Q03). The closing rates for February 13, 2004 were: TSEP3: R$ 4.75 / 1,000 shares, TSEP4: R$ 6.55 / 1,000 shares and TSD: US$ 11,49 / ADR (1:5.000 PN shares). TSD is a holding company controlling 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunications service providers in Rio de Janeiro and Espírito Santo respectively. It provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with Brazilian laws and accounting standards.

HIGHLIGHTS

Tele Sudeste Celular
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Net Operating revenue	498.3	454.5	9.6%	498.7	-0.1%	1,892.5	1,847.6	2.4%
Net Operating revenue from Services	411.4	398.7	3.2%	420.3	-2.1%	1,645.9	1,617.0	1.8%
Net Operating revenue from Goods	86.9	55.8	55.7%	78.4	10.8%	246.6	230.6	6.9%
Total Operating Costs	(320.5)	(276.5)	15.9%	(387.6)	-17.3%	(1,214.1)	(1,243.4)	-2.4%
EBITDA	177.8	178.0	-0.1%	111.1	60.0%	678.3	604.2	12.3%
EBITDA margin (%)	35.7%	39.1%	-3.4 p.p.	22.3%	13.4 p.p.	35.8%	32.7%	3.1 p.p.
Depreciation and Amortization	(114.6)	(107.7)	6.4%	(97.9)	17.1%	(436.9)	(377.7)	15.7%
EBIT	63.2	70.3	-10.1%	13.2	378.8%	241.4	226.5	6.6%
Net Profit	57.3	44.7	28.2%	9.0	536.7%	156.2	140.4	11.3%
Profit per share (R$ per 1,000 shares)	0.13	0.10	28.2%	0.02	510.2%	0.36	0.34	6.5%
Profit per ADR (R$)	0.66	0.52	28.2%	0.11	510.2%	1.81	1.70	6.5%
Number of shares (billion)	432.6	432.6	0.0%	414.0	4.5%	432.6	414.0	4.5%

Investments (accumulated)	257.7	149.0	n.a.	370.9	-30.5%	257.7	370.9	-30.5%
Investment as % of revenues	21.8%	9.8%	12.0%	36.1%	-14.3%	13.6%	20.1%	-6.5%
Operating Cash Flow (accumulated)	69.1	127.7	-45.9%	(69.0)	-200.1%	420.6	233.3	80.3%

Clients (thousands)	3,709	3,483	6.5%	3,455	7.4%	3,709	3,455	7.4%
Net additions	226	61	270.5%	159	42.1%	254	427	-40.5%

Total figures are subject to discrepancies resulting from rounding up / down.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Basis for reporting results in the quarter

  In 4Q03, expenses regarding the financial adjustment of contingency provisions were written as financial expenses. This effect was also incorporated in the 3Q03 numbers for comparative purposes.

  The financial statements referring to December 31, 2003 and December 31, 2002 were reclassified when applicable, for comparative purposes.

  In 4Q03, the PIS and COFINS items were reclassified from financial expenses to operating expenses. This effect was also incorporated in the numbers pertaining to 2002 for comparative purposes.

  On July 6th, 2003, Personal Mobile Service (SMP) carriers had to introduce the Carrier Selection Parameter (CSP) facility for long distance calls. TCO carriers no longer received VC2 and VC3 revenues and began to receive interconnection revenue when their networks were used for these calls.

  Furthermore, in compliance with Anatel regulations, Bill & Keep rules were used for interconnection charges as of July 2003. Therefore remuneration for use of networks between SMP (mobile service) carriers will only apply if traffic between them exceeds 55%, which will impact revenue and interconnection cost without, however, significantly affecting EBITDA.

VIVO

TSD is one of the companies that together with Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., comprises the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “VIVO” brand was launched to create one single image for the Group's operations, thus evincing its coverage and capillarity in the country and its business strategy. The brand is now Top of Mind in the Brazilian market.

HIGHLIGHTS 4Q03

  33.709 million clients, an increase of 6.5% and 7.4% compared to 3Q03 and 4Q02, respectively.

  Intensive sales activity led to 226,000 new additions in 4Q03.

  TSD's post-paid clients base grew 6.4% in relation to 2002, and its pre-paid clients base increased 7.8%.

  In 4Q03, 78.4% of the total clients base were potential WAP and 1xRTT services users.

  Net operating revenue was R$ 1,892.5 million which was 2.4% up on 2002.

  1.8% growth in net operating revenue from services in 2003 compared to 2002.

  The EBITDA increased 12.3% in 2003 and the EBITDA margin grew 35.8% in the year, which represents an increase of 3.1 percentage points compared to 2002.

  The Net Profit was R$ 156.2 million in 2003, 11.3% higher than in 2002.

  Operating cash flow was R$ 420.6 million in 2003, which is 80.3% higher than in 2002, showing that the company generates sufficient cash flow to maintain its investments.

OPERATING PERFORMANCE

Operating Data
	4Q03	3Q03	Δ %	4Q02	Δ %

Total clients (thousands)	3,709	3,483	6.5%	3,455	7.4%
Post-paid	1,156	1,137	1.7%	1,087	6.3%
Pre-paid	2,552	2,346	8.8%	2,368	7.8%
Analog	78	93	-16.1%	168	-53.6%
Digital	3,631	3,390	7.1%	3,287	10.5%
Net additions (thousands)	226	61	270.5%	159	42.1%
Post-paid	19	-	n.a.	61	-68.9%
Pre-paid	206	61	237.7%	97	112.4%
ARPU (R$/month)	38.7	38.6	0.3%	41.8	-7.4%
Post-paid	82.2	83.0	-1.0%	88.2	-6.8%
Pre-paid	17.9	16.7	7.2%	20.7	-13.5%
Total MOU (minutes)	105.2	103.3	1.8%	111.4	-5.6%
Post-paid	198.7	193.9	2.5%	211.3	-6.0%
Pre-paid	57.4	54.9	4.6%	63.3	-9.3%
Employees	1,668	1,668	0.0%	1,972	-15,4%
Client / Employee	2,224	2,088	6.5%	1,752	26.9%

Operating Highlights

  In 4Q03, TSD took a 35.7% share of net additions in the in the states in which it operates. Four wireless operators operate in the same states as TSD. Source: ANATEL.

  TSD's clients base expanded 6.5% and 7.4% in relation to 3Q03 and 4Q02, respectively.

  By the end of 2003, there was a 97.9% handsets digitization rate. The numbers of analog handsets declined by 16.1% and 53.6% in relation to 3Q03 and 4Q02 respectively.

  The substantial number of gross additions, many of whom will only start to generate revenue in 2004, impacted blended ARPU, remained practically stable in relation to 3Q03.

  Due to the company's managerial efficiency, productivity gains were 6.5% and 26.9% in relation to 3Q03 and 4Q02 respectively.

Technological Innovation

  TSD employs CDMA and 1xRTT digital technologies to provide wireless telephony services.

  By December 31, 2003, the 1xRTT service covered the Rio de Janeiro metropolitan region from Galeão Airport to Recreio dos Bandeirantes, the center of Niterói, Icaraí and Macaé. In the state of Espírito Santo the 1xRTT service covered the city of Vitória, Vila Velha, Cariacica, Serra and Colatina.

FINANCIAL PERFORMANCE

Operating Revenue
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Subscription and usage	310.6	303.8	2.2%	309.7	0.3%	1,279.9	1,206.3	6.1%
Network usage charges	202.4	199.6	1.4%	208.5	-2.9%	809.9	795.1	1.9%
Other services charges	15.6	15.6	0.0%	4.7	231.9%	42.1	16.8	150.6%
Revenues from telecommunications services	528.5	519.0	1.8%	522.9	1.1%	2,131.9	2,018.2	5.6%
Sales of goods (handsets and accessories)	137.8	86.9	58.6%	121.2	13.7%	394.6	348.6	13.2%
Total gross operating revenue	666.3	605.9	10.0%	644.1	3.4%	2,526.5	2,366.9	6.7%
Total deductions from gross operating revenue	(168.0)	(151.4)	11.0%	(145.4)	15.5%	(634.0)	(519.2)	22.1%
Net operating revenue	498.3	454.5	9.6%	498.7	-0.1%	1,892.5	1,847.6	2.4%
Net operating revenue from services	411.4	398.7	3.2%	420.3	-2.1%	1,645.9	1,617.0	1.8%
Net operating revenue from sales of goods	86.9	55.8	55.7%	78.4	10.8%	246.6	230.6	6.9%

Net Operating Revenue from Services

TSD's net operating revenue from service reached R$ 1,645.9 million in 2003, which was 1.8% higher than in 2002. The company's net operating revenue from service in 4Q03 grew 3.2% in relation to 3Q03. This growth was mainly due to increased local outgoing traffic.

Net Operating Revenue from Sales of Goods

TSD's net operating revenue from sales of goods amounted to R$ 246.6 million in 2003, which is 6.9% up on 2002. In 4Q03, the company's net operating revenue from sales of goods grew 55.7% in relation to 3Q03, due to intensive sales activity in the period.

Subscriber and Usage Revenue

TSD's subscriber and usage revenue in 2003 was R$ 1,279.9 million, which was 6.1% higher than in 2002. In 4Q03, subscriber and usage revenue grew 2.2% compared with 3Q03 mainly due to greater usage of services.

Interconnection Revenue

In 2003, TSD's interconnection revenue in 2003 increased 1.9% compared to 2002, in spite of the effects of the Bill & Keep rules, as of 3Q03, which represented 3,5% of the net operating revenue from services.

Other Revenues and Revenue from Data Services

Other revenues from services showed substantial growth in 2003 with a total of R$ 42.1 million. Revenue from data services accounted for 31.9% of revenues from other services in 4Q03 due to nationwide campaigns addressed to users of SMS (Short Message Service), WAP and 1xRTT services.

Operating Costs
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Personnel	(27.9)	(24.5)	13.9%	(25.3)	10.3%	(107.5)	(97.7)	10.0%
Cost of services rendered	(71.0)	(73.5)	-3.4%	(91.1)	-22.1%	(343.3)	(353.0)	-2.7%
Connection means	(14.6)	(18.1)	-19.3%	(21.9)	-33.3%	(74.8)	(84.3)	-11.3%
Interconnection	(21.2)	(22.7)	-6.6%	(36.8)	-42.4%	(128.7)	(130.8)	-1.6%
Rents / Insurance / Condominium fees	(10.8)	(10.8)	0.0%	(10.4)	3.8%	(44.0)	(40.5)	8.6%
Fistel and other fees and contributions	(14.1)	(14.5)	-2.8%	(14.1)	0.0%	(59.6)	(60.6)	-1.7%
Third-party services	(9.9)	(6.9)	43.5%	(7.0)	41.4%	(34.2)	(34.5)	-0.9%
Others	(0.4)	(0.5)	-20.0%	(0.9)	-55.6%	(2.0)	(2.2)	-9.1%
Cost of goods sold	(133.0)	(81.3)	63.6%	(134.8)	-1.3%	(367.8)	(325.5)	13.0%
Sales of services	(80.4)	(71.5)	12.4%	(99.3)	-19.0%	(284.2)	(301.3)	-5.7%
Provision for doubtful debtors	(12.1)	(9.6)	26.0%	(39.3)	-69.2%	(40.2)	(96.8)	-58.5%
Marketing	(21.8)	(16.0)	36.3%	(34.1)	-36.1%	(77.2)	(82.4)	-6.3%
Commissions	(13.3)	(12.6)	5.6%	(12.0)	10.8%	(46.8)	(36.5)	28.2%
Third-party services	(28.4)	(30.1)	-5.6%	(9.7)	192.8%	(104.3)	(71.9)	45.1%
Others	(4.8)	(3.2)	50.0%	(4.2)	14.3%	(15.6)	(13.6)	14.7%
General and administrative expenses	(36.3)	(23.4)	55.1%	(36.2)	0.3%	(125.2)	(148.9)	-15.9%
Other operating revenues (expenses)	28.0	(2.3)	n.a.	(0.9)	n.a.	13.9	(16.9)	n.a.
Total operating costs not including depreciation or amortization	(320.5)	(276.5)	15.9%	(387.6)	-17.3%	(1,214.1)	(1,243.4)	-2.4%
Depreciation and amortization	(114.6)	(107.7)	6.4%	(97.9)	17.1%	(436.9)	(377.7)	15.7%
Total Operating Costs	(435.1)	(384.2)	13.2%	(485.5)	-10.4%	(1,651.0)	(1,621.1)	1.8%

Cost of Personnel

In 2003, TSD’s cost of personnel increased 10.0% in relation to 2002 due to the contract signed in December 2003, retroactive to November 1st, which saw a linear increase of 7.5% in line with inflation. Furthermore, the Cost of Personnel item was impacted by end-year bonus payments.

Cost of services rendered

Cost of services provided by TSD were reduced by 3.4% in 4Q03 and was mainly affected by lower costs of third-party services and means of connection due to the installation of the company's own backbone infrastructure.

Cost of Goods Sold	TSD's Cost of Goods Sold in 4Q03 rose 63.6% in relation to 3Q03 due to intensive sales activity, which led to growth of almost 300% in net additions for the same period.

Sales of Services	Commercialization of services expenses increased 12.4% in relation to 3Q03 due mainly to higher marketing expenses during Christmas Campaigns.

Bad debt

Bad debt was 1.8% of gross income in 4Q03 and has remained low due to constant efforts made to maintain the quality of the post-paid clients base, and the “VIVO” group's strategy for controlling credit to resellers and corporate clients.

EBITDA	Cost-restriction policies in 2003 led to an increase of 12.3% in EBITDA in relation to 2002. In 4Q03, TSD's EBITDA reached R$ 177.8 million and its EBITDA margin for the period was 35.7%.

Depreciation and Amortization

Depreciation and Amortization increased 15.7% in 2003 in relation to 2002. As of December 2002, the working life of exchange equipment was reduced to 18 months in an attempt to adapt to operating realities, and this effect led to an increase of R$ 2.7 million.

Financial Result
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Financial Income	22.7	21.4	6.1%	(39.2)	n.a.	146.5	267.6	-45.3%
Exchange rate variation	5.3	(4.0)	n.a.	2.7	96.3%	70.5	5.0	1310.0%
Gain from derivatives	-	-	0.0%	(50.7)	n.a.	-	222.0	n.a.
Other financial income	20.1	26.1	-23.0%	9.0	123.3%	82.1	41.7	96.9%
(-) PIS/Cofins taxes on financial income	(2.7)	(0.6)	350.0%	(0.2)	1250.0%	(6.1)	(1.1)	454.5%
Financial Expenses	(59.4)	(17.5)	239.4%	19.6	n.a.	(204.0)	(296.2)	-31.1%
Exchange rate variation	(5.2)	(0.7)	642.9%	46.0	n.a.	(8.9)	(238.1)	-96.3%
Losses from derivatives	(4.1)	(4.1)	0.0%	-	n.a.	(112.3)	-	n.a.
Interest on shareholder equity	(42.5)	-	n.a.	(13.5)	214.8%	(42.5)	(13.5)	214.8%
Other Financial Expenses	(7.5)	(12.7)	-40.9%	(12.9)	-41.9%	(40.2)	(44.6)	-9.9%
Net Financial Revenue (expense)	(36.7)	3.9	n.a.	(19.6)	87.2%	(57.5)	(28.6)	101.0%

Financial Result

TSD's Net Financial Revenue for 2003 mainly reflected variations in the exchange rate of the Brazilian real against the US dollar compared with 2002, and the company posted financial expense of R$ 57.5 million. TSD reported negative Financial Income of R$ 36.7 million in 4Q03 against a positive number of R$ 3.9 million for 3Q03. This was mainly due to the distribution of interest on own capital in the quarter.

Loans and financing
R$ million	Dec 31, 03

	Denominated in US $
Suppliers	18.2
Financial institutions	200.8

Total	219.0

R$ million	Dec 31, 03	Sep 30, 03	Dec 31, 02
Short-term	165.8	194.9	200.9
Long-term	53.2	106.6	259.6
Total Debt	219.0	301.5	460.5
Cash and financial investments	(388.4)	(335.5)	(109.4)
Derivatives	2.3	5.6	(137.7)

Net debt	(167.2)	(28.4)	213.4
Long-term debt repayment schedule
R$ million	Denominated in US $

2005	53.2

Total	53.2

Indebtedness

TSD's loans and financing debt on December 31, 2003 amounted to R$ 219.0 million (against R$ 460.5 million on December 31, 2002). The debt is 100% denominated in foreign currency and fully covered by hedging transactions. This debt is offset by cash in hand and financial investments (R$ 388.4 million) and by derivatives assets and liabilities (R$ 10.8 million payables), resulting in net debt of R$ 158.6 million.

Investment	During 2003, TSD invested R$ 257.7 million in Property, Plant and Equipment, mainly for providing new telecommunications services and developing its own transmission routes.

In accordance with Article 196 of Law No. 6404/76, at the Shareholders General Meeting, management will be submitting a capital budget proposal for the company and its controlled companies for the 2004 financial year in the amount of R$ 267.8 million.

Operating Cash Flow

The positive Operating Cash Flow demonstrates that TSD generates enough resources with its operation to afford its capital expenditure program. Much of the year's capital investment was concentrated in 4Q03 with a fall in Operating Cash Flow in relation to 3Q03. However, on comparing 2003 with 2002, Operating Cash Flow showed an increase of 80.3%, reaching R$ 420.6 million.

Subsequent Events

On February 6th, 2004, Anatel authorized a maximum increase of 6.99% for the Basic Plan basket of tariffs in all states covered by TSD. The Company will be analyzing the situation in the market. Should it decide to pass on the increase the new tariffs will be announced in the publications of record of its carriers and the major newspapers. Furthermore, Anatel authorized an increase in VU-M (interconnection charge) of 5.783% for both TSD carriers. These increases were published in the Official Federal Gazette on February 9th, 2004. The new VU-M charges are shown in the table below:

Operation	Current	Net increase VUM	Δ %
Telerj Celular S.A.	0.38	0.40	5.783%
Telest Celular S.A.	0.38	0.40	5.783%

On February 12, 2004, TSD published the approval by its Administrative Council of an increase in TCO’s capital stock. The fiscal benefit resulting from the amortization of the premium due to this corporate restructuring – which took place in three phases in October and November 2002, involving the Company, its controlled companies and its controlling companies – represents credit for its controlling companies, Sudestecel Participações S.A. and Tagilo Participações Ltda. This credit shall be used to increase the Company’s capital stock. The total value of the capital stock increase and the subscription of shares is R$ 86,490,058.47, with the issue of 16,411,775,801 new common shares, with no par value, at a subscription price of R$ 5.27 per 1,000 common shares and maintaining the preferential subscription rights established in article 171 of Law number 6,404/76. The subscription period begins on February 13, 2004 and ends on March 15, 2004. Any funds resulting from the exercise of preferential rights will be credited to Sudestecel Participações S.A. and Tagilo Participações Ltda.

Tables below:
       Table 1: TSD - Consolidated Income Statement.
Tables 2 and 3: TSD - Consolidated Balance Sheet.

Contacts:	Ronald Aitken	Fabiola Michalski
	ronald.aitken@vivo.com.br	fmichalski@vivo.com.br
	(11) 5105-1172	(11) 5105-1207

Information available on website: http://www.vivo-rjes.com.br

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENT FOR TELE SUDESTE CELULAR
PARTICIPAÇÕES S.A.
(Accounts in accordance with Brazilian law)

R$ million	4Q03	3Q03	4Q02	Accumulative
				2003	2002

Total gross operating revenue	666.3	605.9	644.1	2,526.5	2,366.9
Deductions from gross revenue	(168.0)	(151.4)	(145.4)	(634.0)	(519.2)

Net operating revenue from services	411.4	398.7	420.3	1,645.9	1,617.0
Net operating revenue from sales of goods	86.9	55.8	78.4	246.6	230.6
Net operating revenue	498.3	454.5	498.7	1,892.5	1,847.6
Operating costs	(320.5)	(276.5)	(387.6)	(1,214.1)	(1,243.4)
Personnel	(27.9)	(24.5)	(25.3)	(107.5)	(97.7)
Cost of services rendered	(71.0)	(73.5)	(91.1)	(343.3)	(353.0)
Cost of Goods Sold	(133.0)	(81.3)	(134.8)	(367.8)	(325.5)
Sales of services	(80.4)	(71.5)	(99.3)	(284.2)	(301.3)
General and administrative expenses	(36.3)	(23.4)	(36.2)	(125.2)	(148.9)
Other operating revenue (expenses)	28.0	(2.3)	(0.9)	13.9	(16.9)

Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	177.8	178.0	111.1	678.3	604.2
Depreciation and Amortization	(114.6)	(107.7)	(97.9)	(436.9)	(377.7)

Result before financial result, tax and equity equivalent – EBIT	63.2	70.3	13.2	241.4	226.5
Net Financial Result	(36.7)	3.9	(19.6)	(57.5)	(28.6)
Operating result	26.4	74.2	(6.5)	183.9	197.9
Non-operating revenue / expenses	(0.1)	(8.2)	(0.1)	(8.5)	(1.2)
Result before taxes	26.3	66.0	(6.6)	175.3	196.7
Income tax and social contribution	(11.4)	(21.2)	2.1	(61.6)	(69.8)
Reversal of interest on own capital	42.5	-	13.5	42.5	13.5

Net profit (loss) in the period	57.3	44.7	9.0	156.2	140.4

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with Brazilian law)

	31/Dec/2003	31/Dec/2002
ASSETS

Current Assets	1,143.5	830.2

Available	388.4	109.4
Net accounts receivable	345.7	272.9
Inventories	51.4	59.3
Deferred tax and tax credit	263.6	268.7
Prepaid expenses	27.1	19.5
Derivatives transactions	-	57.7
Other current assets	67.2	42.7

Long-term receivables	280.9	378.2

Tax incentives	1.5	9.2
Deferred and recoverable taxes	254.1	273.9
Derivatives transactions	7.6	79.9
Prepaid expenses	12.4	14.9
Other long-term assets	5.3	0.2

Permanent Assets	1,399.0	1,585.4

Investment	0.4	0.3
Other investments	0.4	0.3
Net property, plant and equipment	1,398.0	1,585.1
Deferred	0.6	-

Total Assets	2,823.4	2,793.8

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with Brazilian law)

	31/Dec/2003	31/Dec/2002
LIABILITIES

Current Liabilities	842.6	731.7

Personnel, social security charges / benefits	27.0	21.7
Suppliers and consignment	223.8	224.4
Taxes, fees and contributions	44.0	26.2
Interest on own capital and dividends	50.7	31.9
Loans and financing	165.8	200.9
Contingency Provisions	52.1	26.5
Derivatives transactions	18.4	-
Intragroup liabilities	202.4	154.1
Other liabilities	58.3	45.9

Long-term Liabilities	77.5	282.3

Loans and financing	53.1	259.6
Contingency Provisions	23.3	21.5
Derivatives transactions	-	-
Other liabilities	1.0	1.3

Shareholders’ Equity	1,903.4	1,779.7

Capital stock	778.8	685.3
Capital reserve	293.4	378.1
Surplus reserve	194.0	79.2
Retained earnings (losses)	637.1	637.1

Total Liabilities	2,823.4	2,793.8

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = Accrued EBITDA – Accrued CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – 2.5G technology, an evolution of CDMA technology which represents one of the steps towards 3G technology and allows data transmission at up to 144 kbps and the offer of a scope of new services.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP –Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications ( WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + postpaid)
Contract ARPU – ARPU of postpaid service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of postpaid service users
Pretpaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.